CROSSHAIR ENERGY CORPORATION
(the “Corporation”)
Annual General Meeting of Shareholders
October 26, 2012

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	27,177,182
Total issued and outstanding Common Shares as at record date:	65,782,178
Percentage of issued and outstanding Common Shares represented:	41.31%

General Business

1.	Davidson & Company were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to fix their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•	Mark J. Morabito
•	Stewart Wallis
•	Chris Healey
•	Jay Sujir
•	Chris Collingwood
•	Derrick Gill

3.
The acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Corporation since the last annual general meeting of the Company as appear in the proceedings and records of the Company were approved, ratified and confirmed.

No other business was voted upon at the Meeting.

Dated:  October 26, 2012